UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras approves Strategic Plan 2022-2026

—

Rio de Janeiro, November 24, 2021 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors approved, in a meeting held today, the Strategic Plan for the five-year period 2022-2026 (SP 2022-26).

With the vision of "Being the best energy company in value generation, focused on oil and gas, sustainability, safety, respect for people and the environment," Petrobras reaffirms its values: (i) Respect for life, people and the environment; (ii) Ethics and transparency; (iii) Overcoming and trust; (iv) Market orientation and Results. Furthermore, the company maintains its purpose of "Providing energy that ensures prosperity in an ethical, safe, and competitive manner.

“Petrobras maintains its consistent strategy of focusing on projects with full potential to generate resources and contributions to the Brazilian society. We prioritize transforming resources into wealth for the country while following the sustainable path for the energy transition. We have expanded our investment forecast for the coming years and we are doing this with extreme responsibility and dilligence in allocating resources," said Petrobras CEO Joaquim Silva e Luna.

The SP 2022-26 presents four top metrics that quantify the attributes of the vision and provide more explicit guidance on Petrobras' main short-term goals. Life is a non-negotiable value for Petrobras and, therefore, the company continues to aim for zero fatalities. The TRI indicator (total recordable injuries per million man-hours) is one of our top metrics, but it is not used for employee variable compensation purposes. For 2022, the alert limit remains below 0.7, which reaffirms Petrobras' commitment to life and places it in the best quartile of the industry.

In order to ensure alignment of incentives for the achievement of the goals, three of these metrics will directly impact the compensation of executives and all company employees in 2022. The metrics are:

•	Indicator of compliance with the targets for greenhouse gas emissions (IAGEE) of 100%;
•	Volume of oil and oil products leaked (VAZO), with an alert limit of 120 m³;
•	Consolidated Delta EVA® of US$ 2 billion.

The IAGEE and VAZO metrics are aligned with the low carbon and environmental sustainability commitments of the SP 2022-26, which maintained the ambition of zero leakage.

The last strategic plan’s gross debt metric was excluded due to the achievement of the US$ 60 billion target in the 3Q21. However, in order to maintain the incentives for proper leverage management, the maintenance of gross debt below US$ 65 billion will be considered as a trigger of the top metric Delta EVA®. Therefore, if this value is exceeded, the Delta EVA® top metric score will be counted as zero.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

The SP 2022-26 maintains an active portfolio management, with expected divestments between US$ 15 and US$ 25 billion, which will contribute to improve operational efficiency, return on capital and cash generation needed to maintain debt at an adequate level, as well as support the best investment opportunities. Active management allows Petrobras to focus on assets that have the potential to raise the portfolio's expected return in a sustainable way.

The investments planned for the 2022-2026 period are US$ 68 billion, with 84% of this total allocated to oil and natural gas exploration and production (E&P). Of the total E&P CAPEX (US$ 57 billion), about 67% will be allocated to pre-salt assets. This allocation fits the company's strategic focus, with resources increasingly concentrated on assets in deep and ultradeep waters, where it has shown a great competitive differential over the years, producing better quality oil and with lower greenhouse gas emissions.

It is important to note that the SP 2022-26 CAPEX includes the amount of US$ 1.8 billion in projects related to initiatives of decarbonization of operations, with emphasis on CO2 separation, methane detection systems, commissioning of closed flare, HISEP technology, projects to reduce carbon in refineries, among others. Most of these initiatives are related to the optimization of production and/or operational efficiency, with important effects on the reduction of emissions.

Oil, NGL and natural gas production

The oil and gas production curve projected for the 2022-2026 period indicates continued growth, even considering divestments. In line with the company's strategic focus, E&P activities are concentrated in deep and ultradeep waters in Brazil, representing 92% of its total production in 2022, with prospects of reaching 100% in 2026. Production from the pre-salt will represent 79% of the company's total at the end of the five-year period.

The production curve considers the start-up of 15 projects with new platforms in the period 2022-2026, 9 chartered and 6 owned. The oil production target for 2022 was revised to 2.1 million barrels of oil per day, considering a variation of 4% up or down, mainly due to the impacts related to COVID and to the divestments that took place at the end of 2021. The total production target for 2022, including oil and natural gas, is 2.7 million barrels of oil equivalent per day, also considering a variation of 4% up or down.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

* With a variation of +/- 4%. Decrease of 0.1 MMboed from SP 2021-2025 year 2022 due to COVID effects and incremental CNOOC stake in Búzios.

Low carbon and sustainability commitments

Petrobras continues to strengthen its initiatives related to environmental, social, and governance (ESG) aspects, with a firm commitment to accelerate its decarbonization and to always act ethically and transparently, with safety in its operations and respect for people and the environment. The strategic model adopted remains anchored in the premise of producing oil and gas compatible with accelerated decarbonization scenarios in the society, adopting the concept of double resilience: economic, resilient to low oil price scenarios, and environmental, with low carbon. Currently, our production is in the first quartile in carbon intensity in the offshore oil and gas industry, being a low emission and high efficiency player, especially the pre-salt fields.

In line with the ambition of achieving greenhouse gas emissions neutrality in operations under the company's control (scopes 1 and 2), a corporate decarbonization program is being developed to speed up and reduce costs in decarbonization solutions, bringing greater competitiveness to the company. The program will also involve opportunities related to scope 3 and will be supported by a dedicated decarbonization fund, with an initial budget of US$ 250 million, which may be used in initiatives involving scopes 1, 2 and 3.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Furthermore, in the SP 2022-26, Petrobras is advancing in the analysis of possible new businesses that can reduce exposure and dependence on fossil sources and, at the same time, be profitable, ensuring the company's long-term sustainability. In this sense, a governance for approval of entry into new businesses focused on diversifying Petrobras' portfolio is being created, prioritizing businesses related to the energy segment or new products that are not foreseen in the current strategic plan. The plan does not consider any CAPEX related to the profitable diversification.

The company's vision of sustainability is also based on solid commitments in the eco-efficiency of its operations and in the area of social responsibility, covering social and environmental projects, human rights and community relations.

Petrobras' sustainability commitments, reinforced in the SP 2022-26, are:

Climate Change

1.       Reduction of the total operational absolute emissions by 25% by 2030

2.       Zero routine flare burning by 2030[1]

3.       Reinjection of ~40MM ton CO2 until 2025 in CCUS projects[2]

4.       32% reduction in carbon intensity in E&P by 2025(15 kgCO2e/boe, maintained by 2030)

5.       40% reduction in methane emission intensity in E&P by 2025

6.       16% reduction in refining carbon intensity by 2025, increasing to 30% by 2030 (30 kgCO2e/CWT)

Water	7. 50% reduction in water collection in our operations by 2030

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Residues	8. Zero growth in process residues generation by 2025
Biodiversty	9. 100% of Petrobras facilities with biodiversity action plans by 2025
Social- Environmental Projects

10.    Investments in social and environmental projects , human rights programs, community relationship and solution to social and environmental problems, involving opportunities for action with our stakeholders and clientes of Petrobras products

Carbon commitments related to 2015 base. Other commitments based on 2018.

¹ In accordance to the zero routine flaring initiative of the World Bank ²CCUS: Carbon Capture, Utilization and Storage

The SP 2022-26 proposes a set of strategies that incorporate and give visibility to events and issues that are relevant to Petrobras' future, such as: (i) transparency and focus on sustainability (ESG), particularly in relation to decarbonizing operations; (ii) maximizing portfolio value, with a focus on deepwater and ultradeepwater assets; and (iii) adding value to the refining park, with more efficient processes and new products; and (iv) strengthening the integration of commercialization and logistics activities.

This strategic plan shows Petrobras' commitment to being a company that is increasingly focused on generating value, turning resources into wealth for the society. With the debt now stabilized, the company will continue to act with strong capital discipline, concentrating its investments in the development of the pre-salt, always focusing on carbon efficiency to remain one of the most efficient oil and gas producers in the world, while maturing new business opportunities.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer